Exhibit 99.1

JiuZi Company Appoints Blockchain Veteran Dr. Doug Buerger as COO to Spearhead Crypto Treasury Overhaul and Capitalize on Surging Crypyo Asset Growth

HANGZHOU, China, September. 23, 2025 /PRNewswire/ -- JZXN Holdings, Inc. (NASDAQ: JZXN; the “Company”) announced the appointment of Dr. Doug Buerger as Chief Operating Officer (COO), effective immediately.

Dr. Buerger brings more than 30 years of leadership experience in blockchain, artificial intelligence, and crypto ecosystems. He has advised numerous technology companies on blockchain architecture, tokenomics strategies, and decentralized finance (DeFi) integration, and has extensive expertise in digital asset management and quantitative risk modeling.

As COO, Dr. Buerger will lead JZXN’s crypto treasury strategy, with key priorities that include:

Integrating Bitcoin (BTC), Ethereum (ETH), and other major cryptocurrencies into the Company’s balance sheet;

Establishing a comprehensive treasury management framework with risk controls and yield optimization;

Exploring participation in DeFi protocols and staking opportunities to enhance shareholder value.

Mr. Tao Li, CEO of JZXN, stated: “Dr. Buerger’s arrival brings a combination of scientific rigor and innovative thinking to our crypto transformation. We believe his leadership will help JZXN build a more resilient and return-driven crypto system.”

Dr. Buerger commented: “Crypto are at a critical stage of institutional adoption. JZXN has the opportunity to become a key player in corporate Bitcoin strategy. I look forward to working with the team to position the Company as a leader in the next phase of corporate finance evolution.”

About JZXN

JZXN is a leading provider of smart charging infrastructure for new energy vehicles in China’s lower-tier cities, specializing in high-power DC fast-charging stations (80kW–160kW) and integrated energy storage systems. The Company plans to expand its intelligent charging network through 2026, contributing to carbon neutrality and the development of sustainable transportation. For more information, please visit jzxn.com.

Contact

Media Email: iris@jzxn.com